SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IDT CORPORATION
(Name of Subject Company (Issuer))

IDT CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value
 (Title of Class of Securities)

Common Stock - 448947101
 (CUSIP Number of Class of Securities)

Howard Jonas
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, New Jersey
 (973) 438-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dov T. Schwell, Esq. c/o Outside Counsel Solutions 1430 Broadway, Suite 1615 New York, NY 10018 (646) 328-0795

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

                On November 5, 2010, IDT Corporation, a Delaware corporation issued a press release announcing its intention to commence an offer to exchange one share of Class B Common Stock (NYSE: IDT) for each share of Common Stock (NYSE: IDT.C) outstanding.  The press release, which is attached as an exhibit to the Schedule TO, does not constitute an offer to any stockholders.

The tender offer has not commenced. Neither the press release, nor this filing on Schedule TO constitutes an offer to any stockholder. IDT will file an Exchange Offer Statement on Schedule TO and Schedule 13E-3 with the SEC upon the commencement of the exchange offer. IDT stockholders should read the exchange offer documents when they become available because they will contain important information. Stockholders will be able to get the tender offer documents without charge from the website of the Securities and Exchange Commission at www.sec.gov after these documents are filed.

Stockholders will also be able obtain the exchange offer documents from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey 07102, Attention: Bill Ulrey, Vice President–Investor Relations and External Affairs, Telephone: (973) 438-3838.

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Press Release of IDT Corporation, dated November 5, 2010.